Filed by The Toronto-Dominion Bank
Pursuant to Rule 425 under the Securities Act of 1933
and deemed filed pursuant to Rule 14a-12 under the Securities Exchange Act of 1934

Subject Company: Banknorth Group, Inc.
Commission File No.: 001-31251

     This filing contains “forward-looking statements” within the meaning of the Private Securities Litigation Reform Act of 1995. Such statements include, but are not limited to, statements relating to anticipated financial and operating results, the companies’ plans, objectives, expectations and intentions and other statements including words such as “anticipate,” “believe,” “plan,” “estimate,” “expect,” “intend,” “will,” “should,” “may,” “and other similar expressions. Such statements are based upon the current beliefs and expectations of The Toronto-Dominion Bank’s and Banknorth Group, Inc.’s management and involve a number of significant risks and uncertainties. Actual results may differ materially from the results anticipated in these forward-looking statements. The following factors, among others, could cause or contribute to such material differences: change in general economic conditions; the performance of financial markets and interest rates; the ability to obtain governmental approvals of the transaction on the proposed terms and schedule; the failure of Banknorth Group, Inc.’s shareholders to approve the transaction; disruption from the transaction making it more difficult to maintain relationships with clients, employees or suppliers; increased competition and its effect on pricing, spending, third-party relationships and revenues; the risk of new and changing regulation in the U.S. and Canada; acts of terrorism; and war or political instability. Additional factors that could cause The Toronto-Dominion Bank’s and Banknorth Group, Inc.’s results to differ materially from those described in the forward-looking statements can be found in the Annual Report on Form 40-F of The Toronto-Dominion Bank for the year ended October 31, 2004 and the Annual Report on Form 10-K of Banknorth Group, Inc. for the year ended December 31, 2003 and other documents filed by The Toronto-Dominion Bank and Banknorth Group, Inc.’s with the Securities and Exchange Commission and available at the Securities and Exchange Commission’s Internet site (http://www.sec.gov).

     This communication is being made in respect of the proposed merger transaction involving the acquisition by The Toronto-Dominion Bank of approximately 51% of the outstanding common stock of Banknorth Group, Inc. In connection with the proposed transaction, The Toronto-Dominion Bank and Banknorth Group, Inc. filed a combined registration statement on Form F-4 and S-4 containing a preliminary proxy statement/prospectus for the shareholders of Banknorth Group, Inc. with the Securities and Exchange Commission. Shareholders of Banknorth Group, Inc. are urged to read the preliminary proxy statement/prospectus regarding the transaction and the definitive proxy statement/prospectus when it becomes available, as well as any other relevant documents carefully in their entirety because they will contain important information. Shareholders will be able to obtain a free copy of the proxy statement/prospectus, as well as other filings containing information about The Toronto-Dominion Bank and Banknorth Group, Inc., without charge, at the Securities and Exchange Commission’s Internet site (http://www.sec.gov). Copies of the proxy statement/prospectus and the filings with the Securities and Exchange Commission that will be incorporated by reference in the proxy statement/prospectus can also be obtained, without charge, by directing a request to The Toronto-Dominion Bank , c/o TD Bank Financial Group, 66 Wellington Street West, Toronto, ON M5K 1A2, Attention: Investor Relations (416) 308-9030, or to Banknorth Group, Inc., Two Portland Square, P.O. Box 9540, Portland, ME 04112-9540, Attention: Investor Relations (207) 761-8517.

     The Toronto-Dominion Bank, Banknorth Group, Inc. and their respective directors and executive officers and other persons may be deemed to be participants in the solicitation of proxies in respect of the proposed transaction. Information regarding The Toronto-Dominion Bank’s directors and executive officers is available in its Annual Report on Form 40-F for the year ended October 31, 2004, which was filed with the Securities and Exchange Commission on December 13, 2004, its notice of annual meeting and proxy circular for its 2004 annual meeting, which was filed with the Securities and Exchange Commission on February 17, 2004, and the above-referenced Registration Statement on Form S-4/F-4, which was filed with the Securities and Exchange Commission on October 4, 2004 and amended on November 16, 2004 and December 17, 2004. Information regarding Banknorth Group, Inc.’s directors and executive officers is available in Banknorth’s proxy statement, which was filed with the Securities and Exchange Commission on March 17, 2004. Other information regarding the participants in the proxy solicitation and a description of their direct and indirect interests, by security holdings or otherwise, is contained in the above-referenced Registration Statement on Form S-4/F-4, which was filed with the SEC on October 4, 2004 and amended on November 16, 2004 and December 17, 2004, and other relevant materials to be filed with the Securities and Exchange Commission when they become available.

***

     The following is a revised transcript of the joint conference call held by The Toronto-Dominion Bank and Banknorth Group, Inc. on August 26, 2004 which was first posted on The Toronto-Dominion Bank’s website on December 30, 2004.

TD/Banknorth Announcement

TD / BANKNORTH ANNOUNCEMENT

CONFERENCE CALL

THURSDAY AUGUST 26, 2004

(CHECK AGAINST DELIVERY)

This filing contains “forward-looking statements” within the meaning of the Private Securities Litigation Reform Act of 1995. Such statements include, but are not limited to, statements relating to anticipated financial and operating results, the companies’ plans, objectives, expectations and intentions and other statements including words such as “anticipate,” “believe,” “plan,” “estimate,” “expect,” “intend,” “will,” “should,” “may,” “and other similar expressions. Such statements are based upon the current beliefs and expectations of The Toronto-Dominion Bank’s and Banknorth Group, Inc.’s management and involve a number of significant risks and uncertainties. Actual results may differ materially from the results anticipated in these forward-looking statements. The following factors, among others, could cause or contribute to such material differences: change in general economic conditions; the performance of financial markets and interest rates; the ability to obtain governmental approvals of the transaction on the proposed terms and schedule; the failure of Banknorth Group, Inc.’s shareholders to approve the transaction; disruption from the transaction making it more difficult to maintain relationships with clients, employees or suppliers; increased competition and its effect on pricing, spending, third-party relationships and revenues; the risk of new and changing regulation in the U.S. and Canada; acts of terrorism; and war or political instability. Additional factors that could cause The Toronto-Dominion Bank’s and Banknorth Group, Inc.’s results to differ materially from those described in the forward-looking statements can be found in the Annual Report on Form 40-F of The Toronto-Dominion Bank for the year ended October 31, 2004 and the Annual Report on Form 10-K of Banknorth Group, Inc. for the year ended December 31, 2003 and other documents filed by The Toronto-Dominion Bank and Banknorth Group, Inc.’s with the Securities and Exchange Commission and available at the Securities and Exchange Commission’s Internet site (http://www.sec.gov).

This communication is being made in respect of the proposed merger transaction involving the acquisition by The Toronto-Dominion Bank of approximately 51% of the outstanding common stock of Banknorth Group, Inc. In connection with the proposed transaction, The Toronto-Dominion Bank and Banknorth Group, Inc. filed a combined registration statement on Form F-4 and S-4 containing a preliminary proxy statement/prospectus for the shareholders of Banknorth Group, Inc. with the Securities and Exchange Commission. Shareholders of Banknorth Group, Inc. are urged to read the preliminary proxy statement/prospectus regarding the transaction and the definitive proxy statement/prospectus when it becomes available, as well as any other relevant documents carefully in their entirety because they will contain important information. Shareholders will be able to obtain a free copy of the proxy statement/prospectus, as well as other filings containing information about The Toronto-Dominion Bank and Banknorth Group, Inc., without charge, at the Securities and Exchange Commission’s Internet site (http://www.sec.gov). Copies of the proxy statement/prospectus and the filings with the Securities and Exchange Commission that will be incorporated by reference in the proxy statement/prospectus can also be obtained, without charge, by directing a request to The Toronto-Dominion Bank , c/o TD Bank Financial Group, 66 Wellington Street West, Toronto, ON M5K 1A2, Attention: Investor Relations (416) 308-9030, or to Banknorth Group, Inc., Two Portland Square, P.O. Box 9540, Portland, ME 04112-9540, Attention: Investor Relations (207) 761-8517.

The Toronto-Dominion Bank, Banknorth Group, Inc. and their respective directors and executive officers and other persons may be deemed to be participants in the solicitation of proxies in respect of the proposed transaction. Information regarding The Toronto-Dominion Bank’s directors and executive officers is available in its Annual Report on Form 40-F for the year ended October 31, 2004, which was filed with the Securities and Exchange Commission on December 13, 2004, its notice of annual meeting and proxy circular for its 2004 annual meeting, which was filed with the Securities and Exchange Commission on February 17, 2004, and the above-referenced Registration Statement on Form S-4/F-4, which was filed with the Securities and Exchange Commission on October 4, 2004 and amended on November 16, 2004 and December 17, 2004. Information regarding Banknorth Group, Inc.’s directors and executive officers is available in Banknorth’s proxy statement, which was filed with the Securities and Exchange Commission on March 17, 2004. Other information regarding the participants in the proxy solicitation and a description of their direct and indirect interests, by security holdings or otherwise, is contained in the above-referenced Registration Statement on Form S-4/F-4, which was filed with the SEC on October 4, 2004 and amended on November 16, 2004 and December 17, 2004, and other relevant materials to be filed with the Securities and Exchange Commission when they become available.

CORPORATE PARTICIPANTS

TD Bank Financial Group

Ed Clark Dan Marinangeli	President & CEO EVP & CFO

Banknorth Group

Bill Ryan	Chairman, President & CEO

PRESENTATION

Dan Marinangeli — EVP & CFO

Slide 1

Welcome to the joint TD Bank Financial Group and Banknorth investor presentation to discuss our recently announced transaction. My name is Dan Marinangeli, and I’m the CFO of TD Bank.

I would also like to remind everyone that TD Bank’s investor presentation discussing third quarter earnings has been moved up from 3:00 p.m. today to 10:30 p.m. The investor presentation and conference call can be accessed through the TD website, and further details are available in the press release issued earlier this morning.

Please note this meeting is being webcast in audio and video as well as a telephone conference call. After the formal presentation, we will entertain questions from those present, as well as from pre-qualified analysts and investors on the phones. With us today is Ed Clark, TD Bank’s CEO, and Bill Ryan, CEO of Banknorth. Conferencing in on the call are Peter Verrill, COO of Banknorth, and Stephen Boyle, CFO of Banknorth.

Slide 2

I’d like to note that this presentation may contain forward-looking statements, and we draw your attention to the slide concerning forward-looking statements at the beginning of the formal presentation. I will now turn the presentation over to Ed.

Ed Clark — President & CEO

     Thanks, Dan. Before I begin, I want to thank everyone for joining us either in person or on the phone. Getting people together for these sorts of announcements likely throws a bit of a wrench in your day, so I appreciate people making the accommodation and participating this morning.

As you saw in our earnings release, our business strategies are clearly delivering the results we said we would. We are in a great position where we have lowered our overall risk profile, while continuing to build excess capital through our strong and sustained earnings growth. It’s this reserve of capital that has put us in a position to look for the right opportunity to complement our existing operations with the right structure and with the right management team. As you saw in our announcement earlier this morning, we have found and acted upon that opportunity, and I couldn’t be happier. So let me tell you why this is such a great deal, as well as walking you through some of the details.

Slide 3

     The simple fact is that Banknorth is a well run community-based bank that has an excellent management team. They have an impressive record of value creation through smart and profitable acquisitions, and are extremely successful in the highly attractive Northeastern U.S. market where they operate. The deal is structured so that TD effectively deploys some of our excess capital while retaining financial flexibility.

We gain a scaled franchise in the U.S. in personal and commercial banking and round out our U.S. strategy with a second strong platform which complements TD Waterhouse USA. Banknorth gains access to funding and assistance that will help them move to the next level in terms of size and product capability. And the financials are solid on this deal. It is immediately accretive to earnings with an acceptable going in financial return without reliance on synergies. This also increases our retail mix and geographically diversifies our earnings base. In addition, there is upside potential for TD, as Banknorth makes accretive follow-on acquisitions and operational synergies are realized.

Slide 4

Some of you who have joined us on this call won’t be familiar with the TD, so let me give you a high-level picture of who we are and what drives our earnings. We’re the third-largest bank in Canada with a marked capitalization of about C$28 billion and C$312 billion in total assets. We operate in three main business segments. In personal and commercial banking we hold the number one market share in Canada in most retail products. We have approximately 10 million customers including 4.5 million telephone and internet customers. We have over 1000 branches across Canada and about 2700 automated banking machines.

In our domestic wealth management business, we are first in discount brokerage under the powerful brand name of TD Waterhouse. We are a leading player of mutual funds and high net-worth discretionary management. In the United States, TD Waterhouse USA is among the top five discount brokers with 150 branches. Overall, our wealth management operation has $121 billion under management and $295 billion in assets under administration.

Our wholesale banking business is a leading Canadian full-service operation serving corporate, government, and institutions here in Canada and around the world.

Slide 5

But before I share with you some of the additional thoughts on why this is such a great opportunity, I want to talk about our earnings because it is the power of our earnings that is essentially allowing us to do this deal. When I first took over this job, I said that my priority was to implement business strategies that would deliver sustainable earnings under an appropriate risk profile. We knew it would take some time to deliver results, but that ultimately our earnings would positively reflect the strategic business decisions we’ve been making and the excellence with which we’ve been implementing those decisions. Our focus has been on reducing our risk profile, maximizing economic profit, shifting our business mix to higher P/E businesses, and exploiting the high-growth leverage possibilities within our existing franchises.

As Dan will walk you through later this morning in our earnings call, this is exactly what we’ve been doing, which is in turn generating solid earnings growth. Our personal and commercial banking delivered double-digit returns for the seventh quarter in a row, resulting in year-over-year profit growth of 14 percent. Our wealth management business delivered solid earnings despite the softening of the markets and intensive investments to grow our platform. And in wholesale banking, we once again produced 20 percent plus ROE performance and grew year-over-year earnings while shrinking risk-weighted assets. Our earnings are up an impressive 10 percent year-over-year, and the Board once again demonstrated its confidence in our ability to continue to deliver sustained earnings by improving a dividend increase for the second time this year for an increase of 12.5 percent this fiscal year. In short, it was a great quarter, and I’m very pleased with the earnings that we continue to deliver.

As Dan mentioned, with us today is Banknorth Chairman, President and CEO, Bill Ryan, and before he shares his thoughts on why this is a good deal for his shareholders, I want to give you an overview of why this is a good deal for our shareholders. You likely have lots of questions, so let me try to answer some of them, namely, why a U.S. retail operation? Why specifically Banknorth? Why structure the deal this way? And can you make money?

Slide 6

Let me answer them in order by starting with why we pursued a U.S. retail operation.

The best way to answer this question is to step back and look at the strategic considerations our management team undertook for adding sustained shareholder value. As many of you know, we have great opportunities for organic growth for our current businesses. Our results clearly show that our growth strategies are working. We believe that if we deliver solid, ongoing earnings in the short-term, as well as pursue strategies that create a growth engine for the future, we are adding more shareholder value than we would be by simply returning the excess capital to our shareholders. So when we look beyond consideration of organic growth, we ask ourselves how could we best invest our excess capital in the way that adds long-term value, given our limited opportunities to redeploy a significant amount of capital in Canada.

In Canada, we’ve made some excellent tactical acquisitions over the past few months, such as the purchase of the Canadian operations of Liberty Mutual, as well as 57 Laurentian Bank branches, and we will continue to actively seek out these types of acquisitions, though that environment is constrained. I’ve always said that we are not running the bank based on what may or may not be happening in Canada with regard to bank mergers, and today’s announcement confirms that. As I said before, if mergers are allowed to proceed in Canada, we intend to be at the table and make our decision on what is best for our shareholders. Today’s announcement actually better positions us down the road for merger discussions, as we now have a highly attractive U.S. strategy.

In the U.S. we have a strong position with the wealth operations of TD Waterhouse USA. We are not, as I said before, strategically challenged. When our discussions with E*Trade ended, I said I like the space we occupy at TD Waterhouse USA and we would aggressively to grow the company. We are executing on that plan. There are some economies of scale in this industry, and we will opportunistically pursue them. Today’s announcement doesn’t affect our ability to do so.

To achieve the balance of deploying excess capital now while insuring sustained payoff in the future, we ultimately decided that entering the U.S. made the most sense. It only made sense, however, if we did it in a way where we would have sufficient scale to be a sustainable player. It was also important not to trap ourselves in an area where there was no growth opportunity or to use up so much of our capital that we couldn’t exploit those opportunities.

As you know, as a management team we are very focused on growing shareholder value, so we also want to make sure that our growth in this market would be accretive, both at the point of entry as well as with any subsequent larger acquisitions that we made. And finally, we want to make sure that any company we acquired was well-run with an exceptional management team that would be culturally compatible. We have clear people and business operating principles, and we wanted a group which shared those.

We chose retail and commercial banking because we believe it fits our business mix strategy and is one where we can add value. It is a business that we know and one in which we have a history of successfully managing and operating. But the key is admitting what you don’t know. That’s why we put so much importance on getting the right management team and giving them the mandate to run the company.

Slide 7

So now let me talk specifically of why Banknorth. The answer is quite simple. This deal is in keeping with our history of buying companies with strong management teams with prudent, conservative operating styles and then giving them the appropriate latitude and support to flourish. In short, there is a good cultural fit between the two organizations. There’s no doubt that there are differences between U.S. and Canadian retail and commercial operations — retail and — Canadian retail and commercial operations. Banknorth management knows their businesses and they know their customers. In fact, in January of this year, Forbes Magazine named Banknorth the best managed bank in America. Bill and his team have clearly articulated a business strategy, and their compensation is such that they are highly incented to deliver on that strategy.

In addition to the management team, Banknorth is a terrific franchise located in a place where there is still growth opportunity. It’s in a great geographic location, and it’s first in combined market share in Maine, New Hampshire and Vermont, and fifth in Massachusetts and sixth in Connecticut. So it has areas of great strength and areas of great growth opportunity. Over the past few years, they’ve grown their business both organically and through smart and profitable purchases, and we will be looking to support that growth rate going forward.

Slide 8

Now I want to address the structure of the deal. We’ve chosen this structure because we went to address the barriers others see in getting into the United States. Yes, we had found a great company in a good location which was large enough to be sustainable. But if we wanted to acquire it, could we do so accretively and could we grow it without overtapping our resources? By buying only 51 percent, we solve these dilemmas. We attain scale in an accretive manner but at the same time preserve our capital and support growth through deals that will be attractive to us and to the other shareholders of Banknorth.

We believe there are ongoing opportunities for consolidation in the United States, and the immediate focus should be on growing the company. We also believe Banknorth can now do bigger deals than it did in the past, with our help. We have armed Banknorth with several sources of capital for acquisitions, their own self- generated cash, there own shares, and our capital. They can now put more cash into deals by offering shares to us. Keeping a currency with an inherent market scrutiny also gives a clear marker against which management can be measured.

The structure of this deal provides a great deal of flexibility and options going forward for both companies. As I pointed out earlier, we gain an important personal and commercial footprint in the United States while maintaining our strong capital ratios and using our capital for accretive acquisitions. For Banknorth, they gain access to capital to allow them to continue to participate in larger acquisitions.

Slide 9

So let’s move to some of the particulars of this transaction. TD Bank Financial Group is acquiring 51 percent of the outstanding shares of Banknorth for approximately $3.8 billion U.S. in cash and common shares. TD will be permitted to buy an additional Banknorth shares up to a limit of 66 2/3 percent either in the open market or in specified circumstances, such as if Banknorth were looking to raise capital. Each share of Banknorth will be converted into the right to receive a package of cash, TD common shares, and shares of the new Banknorth stock. We are acquiring just over half of a very large entity, one that is the 27th largest publicly traded commercial bank in the United States. Subject to shareholder and the necessary Canadian and U.S. regulatory approvals, we expect the deal to close in February of 2005.

As I mentioned earlier, Banknorth has an excellent management team, and we’re pleased that we have management agreements in place. You will know from our track record that we like to keep existing management teams in place and let them do their jobs. Bill will become a Vice Chairman of TD and will be joining our Board. His extensive U.S. business experience will be an excellent addition to the organization, and we’re looking forward to working with him. Bill will remain President, Chairman and CEO of the new

TD Banknorth organization, reporting directly to the Board of Banknorth and to me as a representative of the controlling shareholder. The new retail presence will be branded TD Banknorth, which builds on the existing plans that Banknorth had to re-brand its 389 branches to have one consistent name and brand throughout.

Slide 10

I want to talk a bit more about the corporate government structure that is in place as it is an important element of the deal. To keep the TD Banknorth Board at a workable size but at the same time reflect the interest of the majority shareholder, TD will be adding up to five members to the Board. The new Board will be composed initially of fourteen Class A directors from Banknorth and up to five class B directors from TD. The majority of the full Board and the Class B directors will be required for any motion put before the Board to change TD’s majority share ownership. TD will have the right to elect the majority of the Board members.

Slide 11

So now that I’ve covered why a U.S. retail operation, why Banknorth and why this particular structure, I want to turn to the question that is likely on everyone’s mind: Can we make money in this deal?

The short answer is yes, we can and we will. We believe Banknorth will be the first in a series of acquisitions, but because it is our first we haven’t built into our projection synergies nor have we assumed any lift from buying up our share to 66 2/3 percent or buying back our shares if flow-back is an issue, which we don’t believe it will be.

When we make follow-on acquisitions through Banknorth, we will achieve synergies on those transactions and, therefore, anticipate that the economics on them will improve. Even without synergies buy-ups or buybacks, this acquisition is immediately accretive to earnings in fiscal 2005 and grows in 2006. Accretion is obviously higher with buy-ups and buy-backs. And while we are paying a very good premium for Banknorth, I would argue that when you look at the quality of the asset, the superior quality of the management team, and the flexibility that is embedded in this deal, we are also getting excellent value.

Slide 12

As I’ve said, we have not assumed any revenue or expense synergies at the outset, but it is safe to assume that there will be some as we move forward, such as in the area of strategic sourcing or technology on the cost side or access to wealth support and commercial products on the revenue side. Neither Bill nor I will live with a no synergy deal.

We continue to be in excellent capital position so that depending on the size and number of deals, further acquisition options remain open without having it necessary to go to the market to issue shares. I think it is safe to say that this deal doesn’t involve a huge leap of faith. Banknorth has a proven track record of delivering earnings, and I have full confidence that the management team will continue on their path. Banknorth earnings combined with synergies and the positive economies of larger deals, which we would support, will raise the rate of return on invested capital to levels acceptable to us over the next four years.

So now, I would like to invite Bill to share his perspective on this deal.

Bill Ryan — Banknorth Group — Chairman, President & CEO

Slide 13

     Ed, thank you very much and good morning to all of you on the call. It’s really a great pleasure to be here. Before I really get into telling you a little bit about Banknorth, I want to thank Ed and his staff. We’ve really come together in a way that I think many CEOs would like to come together in their strategic plans for the future. Over many dinners, over many meetings with both staffs spending much time together, we think this is really a great fit, and we are really looking forward to moving this forward.

Slide 14

Let me now spend some time and tell you about Banknorth. I want to reiterate again, it’s always nice to say that Banknorth was recognized by Forbes as the best managed bank in America this year. We have over 77,700 employees. Our assets today are about $29 billion. We have a small acquisition outside of Boston that will bring our assets to $31 billion as we close at the end of this year. We supply 1.3 million households their banking services in New England, and the net income for the past year came in at $350 million.

We are a classic commercial bank. We have strong loan and deposit growth with a retail platform that we’ve developed starting back in the early ‘90s that we will continue to develop over the next several years. Our community banking model is really the bread and butter of what we do. What we try to do is give extraordinary customer service. I call it a missionary zeal for customer service that we have, and also make the decisions as locally as possible. And that local decision-making process has really been a great benefit for us as we move forth.

Slide 15

Let me share the map of the company. I think you’d agree with me as you look at our franchise, we’ve put together an excellent franchise that anyone would like to run. We enjoy running it. We have almost 400 branches, 550 ATMs, a dominant presence, as Ed had mentioned in the combined markets of Maine, New Hampshire, and Vermont. We own over 20 percent of the banking assets in those states. We’re number five in Massachusetts and six in Connecticut, and that is very critical from the standpoint of future growth. We own about 6 percent of the market share of Massachusetts and Connecticut, so you can see exactly where we’re going to be going over the next few years. Recent market disruptions in Massachusetts and Connecticut with other large acquisitions will probably give us a year or two of great growth potential as we move forth. So we’re really in an attractive demographic area from our growth model.

Slide 16

We don’t sacrifice earnings, though, because of growth. We don’t use growth as the excuse to tell our owners, our shareholders, that we don’t earn well. We’ve had a consistent earnings pattern over the last ten years. We’ve had ten years of operating earnings growth each and every year. Our cash ROE comes in at 27 percent, and a cash efficiency ratio of about 50 percent. In all of these categories of financial review, we usually are in the top 15 or 20 percent of the banking companies in the United States in terms of the top fifty banks. It has come from consistent really loan and deposit growth.

Our loan and deposit growth have been double-digits now for several years. We see no reason to think that that won’t change as we move forth. Having gone through some difficult problems in the early ‘90s, our asset quality is pristine, and we rank seventh of the top 50 banks in America in terms of the asset quality numbers that all of you would review. So we are feeling very good about the foundation we’ve created for this company as we move forth.

Slide 17

Part of it has certainly been our history of successful acquisitions. It has been a core competency at our company. We’ve really done it on the basis that the discipline is necessary and needed to run a successful acquisition strategy. Our acquisitions are always accretive in the first year. We don’t build in any revenue enhancements, and all of them have met or exceeded our targets over the last 10 years. I’m talking about a company, Banknorth, which has acquired 24 banks since 1989. We think we have an expertise in doing this, and we have not stumbled and fallen in any way over the last several years. In fact, recently we’ve been very aggressive and have acquired 10 banks since the year 2000 in the high growth areas of Massachusetts and Connecticut.

Slide 18

I think as I look at this as a major shareholder of Banknorth and certainly as a senior manager of our company, this is really a winning proposition for all of us. It’s an opportunity for those of us who own Banknorth shares to get rewarded for our comfort in owning the company. The $40 a share price for 51 percent of the company is certainly a very competitive premium, and also the shares that we’ll own in TD. TD’s had a stronger dividend component than we at Banknorth have had, so the accretion on the dividend side is also very substantial for existing shareholders. So I think as a Banknorth shareholder and a major one, I feel very comfortable with the structure of this transaction and how today as a shareholder realizing growth is obvious to us.

Also, and maybe not as obvious but obvious to me, is our ability to continue the Banknorth model. Continued emphasis on community banking as Ed and I have talked over the last several months, it goes hand-in-hand with TD’s model as we want to move forward and be the community bank of size or substance in the Americas.

Executive management and our directors remain in place. There will be no real disruption of the management or the director emphasis on our company, and key probably, at least it’s what’s going on in New England now, is there is no customer disruption. There are no conversions to new systems. Our customers will see a seamless transition and what a benefit we’ll have. Leveraging with TD, their products, their services, their potential to add obviously capital to the potential we have of growing the company in the future is a great opportunity for all of us to continue to own Banknorth shares, and to feel comfortable over the next few years that this is a position people will really strive to acquire.

Slide 19

It’s dynamic. It’s not easy to put companies together that really have the same strategy. And certainly over the last several months in talking to the TD management team, I feel extremely comfortable that this fits like a glove. The strategic opportunities for TD and the strategic opportunities for Banknorth in America are a perfect fit. The capital flexibility I’ve mentioned is going to be enormous in our ability to grow and continue to grow through acquisitions. The commitment to growth is there. Obviously, there are still over 8000 banks in America, so our potential to grow in America is very obvious to all of us. And now having the capital base and the flexibility of products and services that TD offers as part of Banknorth, it will give us a rare opportunity to continue to grow the company.

We thought we could be successful in the future. I think our success is more than ever an element that we can feel very comfortable with as we move forward. I feel extremely positive about going forward with this dynamic partnership we’ve put together.

Slide 20

Is it a bright future for the Company? Certainly it is. The synergies are there as we talked about. The services and products of a company the size of TD will be an enormous benefit to us at Banknorth. Your investment in IT and other areas will again be a help to us. Like Ed, I’m committed to the synergies that we’ll identify over the next several months and years and that the benefits that that will bring in this combined combination of two companies coming together.

Slide 21

Future value for our potential is there. If you owned Banknorth shares in the past, why wouldn’t you want to own them in the future with TD being part of our process in growing and part of expanding in the Americas? I think it is fair to say that as we look forward, with reasonable governance in place, TD will have the opportunity over the next several years to buy the rest of our company, that 49 percent that is out there at the present time.

So, as I look at the new growth platform, I have to tell you I am extremely confident that what we have put together at Banknorth is now going to grow. One and one is not two. One and one is now three, four or five. The combination of our two companies coming together will create really a best-in-class in terms of how we run our company and expanding in America. It gives us the opportunity to look outside of maybe the normal elements that we’ve thought about in terms of the growth of our company. Do we have to just be in New England? Can we scale the geography and look at other areas? Where our sweet spot might have been the $1 billion to $3 billion acquisitions, can we now look at larger acquisitions that would be the potential to grow our company maybe even quicker? Do we take care of the benefits that would exist in our existing companies of those different products and services that will allow certainly Banknorth to have more and more products and services to offer to the customers?

All of the geography we’ve talked about at Banknorth gets extended. All of the products and services we offer now get really implemented at a better scale than ever before. And at the end of the day as Banknorth, we feel more comfortable than ever that being part of a company like TD will guarantee our future and our growth to be probably stronger than we’ve ever thought before.

Thank you very much. It has been a pleasure to be here. It has been a pleasure to working with Ed and his staff. I have to tell you that I am very committed to this company, and I will certainly retire at a later date working for this company. It’s going to be a great organization. I can’t imagine I’d ever want to be anywhere else in banking today or for the next several years. Thank you, Ed, and let me turn it back to you.

Ed Clark — TD Bank — President & CEO

     Thanks, Bill. You can see I think the two of us are really excited by this. We believe that it is a good deal for both shareholders, and the two of us are determined to make it a great deal for both shareholders in the coming years.

So I’ll open it up to the floor and the telephone lines for questions. Why don’t I start with the floor. Is there anybody that has a question here?

QUESTION AND ANSWER

Ian deVerteuil — BMO Nesbitt Burns — Analyst

     Quick question for Bill. One of the — the big advantage it seems for your organization and your shareholders is the ability to grow quicker and execute bigger deals. I was struck by the fact that this deal, there was no cash going into treasury at all. One would have thought in an environment where you want to lever up the pace of acquisition growth, some of the deal would have involved money going into treasury. Why not?

Bill Ryan — Banknorth Group — Chairman, President & CEO

     Well, I think we didn’t want to complicate this transaction. I think we wanted to have a very straightforward transaction as we go forth, and obviously there’s a lot of flexibility for us to ask TD at a later date to add their capital to any acquisitions we have. We thought we wanted to be very specific, and we only wanted to ask for the capital at a time when we really had a specific transaction in mind. So, again, I didn’t want to complicate this transaction. I wanted it to be very straightforward. But certainly over the next few years, we’ll have the opportunity to give specific transactions to TD to look at, and then we’ll ask for their support at that time.

Ian deVerteuil — BMO Nesbitt Burns — Analyst

     It seems that, one, the close on the transaction is relatively long. I would think that there’s not a lot of regulatory hurdles. There’s not a lot of overlap and there’s no staff disruption. Why wouldn’t you just close it quicker? You know, it seems as if in an environment where the Bank of America / Fleet deal is going on and the Citizens / Charter One, it would seem it’s sort of an opportunity to strike while the iron’s hot as opposed to waiting until February 2005.

Bill Ryan — Banknorth Group — Chairman, President & CEO

     Yes, no doubt you’re right. We again are being conservative. That transaction certainly could close quicker. We don’t want to put undue pressure on our regulators to tell them they have to close it by a certain date. Our history is that we are coming into the Thanksgiving and Christmas seasons, and it is a holiday season, so it may take a little bit longer. But yes, our commitment is to close the transaction as quickly as we can. It certainly could close sooner. We don’t want to surprise you in a negative way. Our estimates right now are February, but we could be wrong on either side of that.

Ed Clark — TD Bank — President & CEO

     And the agreement calls for us to work together until close, so you can be quite confident that when we close, we will be ready to go here.

Ian deVerteuil — BMO Nesbitt Burns — Analyst

     So if things came up along the way, if opportunities came up, would you be in a position to move on them?

Bill Ryan — Banknorth Group — Chairman, President & CEO

     We certainly would continue to move on any opportunities that showed up in the near future.

Ed Clark — TD Bank — President & CEO

     We’ll go to the telephones — if you could identify yourself.

Operator

     Rob Wessel from National Bank Financial.

Rob Wessel — National Bank Financial — Analyst

     Good morning. I just have a couple quick questions. The first is, with respect to potential future acquisitions, can you give us an idea as to what sort of regions — when you talk about expanding your footprint, are you thinking more further south on towards New York City or upstate New York, or building further west? What do you think right now is sort of your thought process, and I understand it’s preliminary?

Bill Ryan — Banknorth Group — Chairman, President & CEO

     Let me take that question. It’s Bill Ryan answering it for you. We have always been very open about our acquisition philosophy. I continue to think that there is acquisitions that will come available to us in Massachusetts, in Connecticut, in upstate New York. And in the last year, we’ve had a sense that moving south and looking in the metropolitan New York, New Jersey, Pennsylvania areas would be areas for us to look at. So I think it is all open territory for us, and those would be the areas that we would be concentrating on on an initial basis as we move forth in the near future.

Rob Wessel — National Bank Financial — Analyst

     Great. I wanted to ask about — this is a question for Ed — with respect to the plans around or the potential to get up to 66 2/3 percent. Is that something that irrespective of an acquisition, TD will sort of gradually build its position or try to move up to that, or is that something that is necessarily event driven? How does that —?

Ed Clark — TD Bank — President & CEO

     I don’t think we’ve made a decision on that. I think it will depend on the pace of acquisitions that Banknorth finds. So the great thing about the agreement is it is very flexible on that, and so I think our bias has been to use our capital to support growth. The whole structure of this deal is around the fact that we would rather have a scale player at the end of this and start off owning 51 percent than have a smaller player that we own 100 percent. I think there may turn out to be an occasion sometime in the future where it would be more appropriate to own 100 percent, but right now, our bias will probably be to use our cash for acquisitions. But if it seems a good economic deal, we will buy up shares in the marketplace if that’s appropriate.

Rob Wessel — National Bank Financial — Analyst

     Okay, and just along those lines with respect to potentially buying the remainder of Banknorth over a certain period of time, can you just clarify your thought process as well as the timing? Is that —?

Ed Clark — TD Bank — President & CEO

     Well, the agreement is fairly specific on that, so unless the independent directors of Banknorth invite us to make an offer, we cannot make an offer in the first three years. So we wouldn’t — it’s probably a lower probability event in the first couple of years; we would be doing a go-private transaction. Then after that, it’s a fairly typical situation where we would need the independent directors, the majority of them to vote in favor of a going-private transaction plus the majority in its shareholders.

Rob Wessel — National Bank Financial — Analyst

     Great. I have a couple more questions, but I will re-queue.

Operator

     Jim Bantis from CSFB.

Jim Bantis — CSFB — Analyst

     Congratulations and good luck. In the context of Banknorth, a quick question for Bill. You’ve made ten acquisitions in the past few years. Can you talk about whether those acquisitions have been completed, and how many operating systems that you still have on the books in terms of these community banks you’ve purchased? And then in the context of Bank of America/Fleet, there isn’t a lot of overlap in the context of that deal, and talk about the potential competitor it’s going to provide and if there are any struggles or opportunities?

     Then a question for Dan in the context of the financials. If you could just tell us what the IRR would be on this transaction on a stand-alone basis, not assuming any other future deals at this point, and as well if there is a breakup fee if a competitive bidding process becomes available?

Bill Ryan — Banknorth Group — Chairman, President & CEO

     Back to that first question again.

Ed Clark — TD Bank — President & CEO

Why doesn’t Dan answer the second?

Dan Marinangeli — TD Bank — CFO & EVP

     I think my question’s easier. Jim, the IRR, and you can appreciate that IRRs are based on a number of assumptions, but we’ve used conservative assumptions here. Base case, IBIS earnings for Banknorth, IBIS growth rates, a 12.5 times end multiple in the 6 year of earnings. We end up with an IRR about 10 percent, slightly more than 10 percent. Again, that assumes no follow-on purchases by TD Bank or

Banknorth shares. If that were the case, our IRR would go up. And it also assumes no significant large purchases by Banknorth, and no synergies as well, right.

Bill Ryan — Banknorth Group — Chairman, President & CEO

     Let me answer the first part of the question. We have completed all of our acquisitions; all the systems have been converted; all the financials are on the same financial system. Our latest conversion was Cape Cod Bank and Trust completed this summer. It went very smoothly. So we have no issues in converting companies. Our history of ten banks in the last few years is very consistent with what we’ve accomplished. We have always said that we think we can acquire one to two to three companies a year, and we have the management in place to handle those conversions. I am dealing with the same people that have been doing this for me for fifteen years. They are very experienced in this, and they do a very good job. So, as you probably know, we’ve had no issues in that in the past, and I don’t see things changing in the future. I think we can continue to acquire one to two to three banks a year and be able to handle it without any trouble at all.

Jim Bantis — CSFB — Analyst

     Bill, if you could just elaborate as well in terms of the opportunities or challenges that Bank of America and the Fleet transaction in your home market?

Bill Ryan — Banknorth Group — Chairman, President & CEO

     I have to say that it is a big transaction for Fleet and Bank of America. They are going through their conversions. Conversions are what legends are made of in banking, and they are not good legends usually. And I think just because the size of it, they will have their issues. I think Bank of America is a terrific bank. I think they’ll do a terrific job. I think it may take them a year to two to work through this process. While they are doing that, we will be here without going through conversions with the additional capital and flexibility of TD products. So I just think this is a home run in terms of the timing of this and us joining with TD, and being able to take advantages of this over the next two years.

Jim Bantis — CSFB — Analyst

My last question to Dan was, is there a breakup fee if this transaction is not consummated?

Dan Marinangeli — EVP & CFO

     Yes, Jim, there is a US$150 million break fee.

Jim Bantis — CSFB — Analyst

     Great, thanks very much. I’ll re-queue.

Operator

     Steve Cawley from TD Newcrest.

Steve Cawley — TD Newcrest — Analyst

     On the ALM side, we’ve seen with some of the other acquisitions that Canadian banks have done that they haven’t been comfortable with the asset liability management approach of the bank that they have acquired. Will TD Bank put any pressure on Banknorth whatsoever on how it operates on this front or on other fronts?

Ed Clark — TD Bank — President & CEO

     We’re not going to put on any pressure on Banknorth in how they run period, I would say. I think a core element of this is that we’ve acquired a U.S. management team that has a superb track record, and we’re going to be very careful here about disrupting that process. And so what I’ve said to my management team and to Bill’s management team is, we are going to make available to you all the product and capability sophistication that is in the TD Bank. It will be Bill Ryan’s job to figure out what he wants to take advantage of that and what he doesn’t want to take advantage of that, because he is the CEO and remains the CEO of this bank. And so he will drive that.

     I know I am getting a business partner who will exploit what is sensible and leave aside what is not sensible. I think we obviously, before we did this deal, extensively reviewed Banknorth’s asset liability management, and I think if you talk to analysts in the U.S., they’ll tell you they’re very conservative, and that’s exactly what we’ve found. So we don’t see that as a significant issue.

Bill Ryan — Banknorth Group — Chairman, President & CEO

     I’d agree with that. We’re a very clean bank from the standpoint of how we run our company. People have called us plain vanilla and we take that as a compliment. And the nice part about this is there is nothing internal that has to be cleaned up or changed. We can spend all our energies in going after more customers, more banks, and exploiting the market we are in.

Steve Cawley — TD Newcrest — Analyst

     Bill, maybe two quick questions for you. Can you describe your management contract?

Ed Clark — TD Bank — President & CEO

     To stick around for as long as possible —

Steve Cawley — TD Newcrest — Analyst

     Is there a minimum period?

Bill Ryan — Banknorth Group — Chairman, President & CEO

     I’ve got a commitment in my management contract for the next several years. As I said earlier, I plan to retire from this company at 65. I can’t imagine I’d ever work anywhere else. And Ed and his staff have my wife and children, and they will give them back in 5 years.

Steve Cawley — TD Newcrest — Analyst

You’re 60, Bill, is that right?

Bill Ryan — Banknorth Group — Chairman, President & CEO

     I’m 60 years old, yes.

Steve Cawley — TD Newcrest — Analyst

     I’ve got one other thing for you, Bill, and I hope this isn’t unfair, but on your last conference call I listened in on it, your last quarterly conference call. And one of the questions that was asked was what was driving sellers these days, and you answered earnings pressure. You said that the banks that are selling themselves try to convince the buyer that earnings growth will continue, and you said that earnings growth will come under pressure effectively in the next few years. Can you tell me why that might be different in your case?

Bill Ryan — Banknorth Group — Chairman, President & CEO

     Yes. Again, on that conference call, I was really talking about other people, not ourselves. We don’t have any earnings pressure. As you can see, our model is very straightforward. I think we are lucky. We are in a market where we are viewed as the bank of choice with everything that is going on in New England.

What was important to me was we can continue to grow the company and be successful. I did not think personally without taking a lot of risk that we could get to the next level, the next level being a $40, $50, $60 billion bank or bigger. I needed a partner to get to that level. And in Ed Clark I found a person that I think has a great strategic vision for where he wants to go with his company and it fitted in with us.

I was not under earnings pressure. We were going to be fine, but we were not going to be able to grow to the level that I would like us to. If I was 50 years old, I’d have plenty of time to do it. At 60, it was important for me to find a partner who would allow me over the next several years to take the company to the place I think it should be. So it was a growth model, not trying to get to an earnings minimum.

Steve Cawley — TD Newcrest — Analyst

     Okay, great. Thanks.

Operator

     Sachin Kewalramani from Morgan Stanley.

Sachin Kewalramani — Morgan Stanley — Analyst

     My question is first on return on invested capital. If I look at what Banknorth is currently earning and then what TD is paying for a 50 percent stake, I come up with mid-single digit return on invested capital. So I’m presuming you have fairly high growth assumptions in there to grow the earnings. Am I missing something on your IRR base case?

Ed Clark — TD Bank — President & CEO

     No, we also look at it in terms of rate of return on invested capital, and I don’t know how — if you look at our supplementary, we always present what our rate of return on invested capital, and going forward here we will show you what the rate of return on invested capital is, and we manage the bank to maximize economic profit. I think the way we look at it is we start — go back in time when TD Bank acquired Canada Trust. It acquired it at a going-in rate of return at 5 percent, and then through synergies gradually worked that number to 9 percent, and probably today is running in the 10-11 percent range.

I think you could look at that and say, geez, that’s pretty low rate of return on invested capital. What I would say to you is if you want to build great franchises, those in fact are the numbers in the marketplace today. So going in, the rate of return on invested capital here, assuming no synergies buybacks, all that stuff, is about 6 percent. And our job is obviously through synergies and through follow on acquisitions to get that number up so it’s economically profitable neutral in the next 3 to 4 years, and Bill and I intend to do that.

Sachin Kewalramani — Morgan Stanley — Analyst

     And then on future growth, how much do you think or have you given some thought to how much of TD’s internally generated capital might be allocated to fund Banknorth’s growth in the U.S.? Is there an upper limit, or is it just as good as the opportunities get?

Ed Clark — TD Bank — President & CEO

     The truthful answer is it’s going to be very much determined by the opportunities. You can’t — I mean, obviously, in doing this deal we ran out, we looked at what our excess capital generation is. And over the next 4 or 5 years, we think we will generate enough excess capital given the structure that we have available to fund the kind of growth strategy that Bill has set out. We want to make this clearly in the top 20 banks in the United States to be a surviving entity, but I can’t tell you what order and what timing those will come. And so they could come — Bill could do too good a job here and that would mean that we would have to stretch to do it, and we’re prepared to do that. And I would be happy if that occurred because that would be good for our shareholders in the long run and very good for the Banknorth shareholders. So we are going to just play this as we go along.

Sachin Kewalramani — Morgan Stanley — Analyst

     And you would use a 6 percent return on new invested capital initially would be acceptable if the opportunity is —?

Ed Clark — TD Bank — President & CEO

     We think follow-on acquisitions because we get synergies, cost synergies. Obviously, what is dragging our rate of return down on this one is that we’re walking in there; this is an extender deal, and we are assuming no synergies. Obviously, follow-on deals there will be cost synergies that Banknorth itself will get. And I think we are hopeful that over the next couple of years, and I think that’s the pace — I want to set realistic expectations — we will find things that we can do together to make money for both sets of shareholders. I guess what has struck us in doing the due diligence is that there were more of those opportunities available than frankly we thought going into it. We had sort of steeled ourselves for a no synergy deal and came out of it feeling that there are more opportunities. And frankly, what struck us is that, just as Banknorth, when it takes over small acquisitions, gets a lot of money by in fact adding product capability to the franchises that they have, there are lots of those same opportunities for us, very simple things that could be implemented that we can do. But clearly, we would hope that the follow-on acquisitions would have better economics than our going-in acquisition.

Sachin Kewalramani — Morgan Stanley — Analyst

     All I have ome last question, and then I’ll re-queue. This is for Bill. For Banknorth clients, is it a concern that now being majority owned by a Canadian bank, you might see some client attrition or deposit growth slowdown as a result, and any steps you are taking to put out a marketing or advertising program to address that concern?

Bill Ryan — Banknorth Group — Chairman, President & CEO

     We’ve done extensive research with our staff and asked just that question. The answer was our people have no fear of that at all. And it is because we are going to continue to run it as a community bank, and decisions will continue to be made in a local way, and the management of the company and Board stay in place. If those events didn’t occur, I think you could certainly look at the chance that customers would leave. But with all of those events occurring, our people feel very comfortable that marketing the company as we go forth will not be very difficult to do. So we see no loss of any substantial customer base because of being owned by TD.

Sachin Kewalramani — Morgan Stanley — Analyst

     Thank you, I’ll re-queue.

Operator

     Michael Goldberg from Desjardin Securities.

Michael Goldberg — Desjardin Securities — Analyst

     Thanks and congratulations, also. I have three questions. First of all, Ed, you said that you’re not concerned about flow-back, but do you want to talk about what measures you have or are planning to put in place to deal with flow-back in the event that it actually does happen, such as possibly expanding your buyback?

Ed Clark — TD Bank — President & CEO

     Yes, we will go and seek permission as Manulife did, so that we can make extraordinary purchases in the market, and we sort of — for the moment, we are thinking of an order of magnitude of $500 million to do that. Unlike a lot of institutions, though, we haven’t factored that into our accretion number. We could have put in, but other institutions I know have done that, but we only didn’t do that. But obviously, it would enhance it if we did that.

Michael Goldberg — Desjardin Securities — Analyst

     And secondly, some accounting questions. I guess with the 51 percent of Banknorth, it will be consolidated in TD Bank? Yes? No?

Dan Marinangeli — TD Bank — CFO & EVP

     Yes, Michael, it certainly will.

Michael Goldberg — Desjardin Securities — Analyst

     What happens to Banknorth’s existing intangibles and goodwill?

Dan Marinangeli — EVP & CFO

     Okay, that’s a bit of an accounting tutorial. I’m happy to give it, a very short version, though. Basically, we take the 51 percent that we buy and mark the assets and liabilities of Banknorth up to current market. We then compare that to the price we’ve paid, and we then record the goodwill or intangible balance representing the difference. On the 49 percent we do not own, that remains at book. So 49 percent of the current goodwill balance will be represented by the minority interest in Banknorth that we’ll have on our balance sheet.

Michael Goldberg — Desjardin Securities — Analyst

     The other aspect of that question is, what goodwill and intangibles are created for TD with this acquisition? What amount of that is intangibles and how will those intangibles be amortized? Is it going to be an accelerated amortization like was done with Canada Trust?

Dan Marinangeli — EVP & CFO

     Michael, we really haven’t gotten into that degree of planning yet. It is difficult to allocate these amounts between goodwill and intangibles. We will do that over the next few months. So we’re not sure what the proportion will be, but I will note that on the Banknorth balance sheet, goodwill is the vast majority of the amount, and we haven’t yet discussed any amortization policy yet for the balance that is created for the intangible balances.

Michael Goldberg — Desjardin Securities — Analyst

     My final question is, you talked about the opportunities to add product capabilities. Can you give a couple of tangible examples, perhaps?

Ed Clark — TD Bank — President & CEO

     Yes, I think it’s things like swaps, foreign exchange.

Bill Ryan — Banknorth Group — Chairman, President & CEO

     Yes, I have to tell you, on the commercial side of our company we are in the process as we’ve grown our company above $30 billion to now have to participate our larger loans out to other banks who are competitors. Isn’t it a nice scenario now to come to TD first and maybe have those participations flow through our parent. So there’s an obvious scenario right there that is very positive. We also, at our size we’re looking at credits at a certain position in the company size-wise, and now we probably can look at bigger credits.

     There is some international expertise that TD has that we don’t have that we’ll certainly take advantage of. So those are some of the preliminary ones we’ve looked at. We think are many more. We haven’t gotten to all of them yet.

Michael Goldberg — Desjardin Securities — Analyst

     Thanks a lot and best of luck.

Operator

     James Ackor from RBC Capital Markets.

James Ackor — RBC Capital Markets — Analyst

     Good morning everybody. Congratulations, Bill. Hats off. It’s very impressive what you’ve been able to accomplish here. Just a quick question with regard to the actual price for Banknorth shareholders and the structure. It’s a little bit confusing in terms of the cash and the TD stock and then the new stock in Banknorth. Can you kind of walk through how the new Banknorth stock is going to be valued or how that structure is going to look?

Dan Marinangeli — EVP & CFO

     Perhaps I could deal with that. For each share of Banknorth, the shareholders will get 0.49 shares of the new Banknorth, which is effectively the current business. So they will end up with a 49 percent stake in the current business. The other 51 percent is represented by cash of $12.24 per share and 0.2351 of TD share. So you end up with a package of some TD shares, some cash, and remaining investment in the Banknorth business.

James Ackor — RBC Capital Markets — Analyst

     So the new Banknorth stock should be valued if we’re trying to figure out how this whole thing is valued at current Banknorth stock price?

Dan Marinangeli — EVP & CFO

     I would think that would be a reasonable assumption.

James Ackor — RBC Capital Markets — Analyst

     With regard to the $3.8 billion which equates according to your package to $40 a share for Banknorth shareholders, what is the share count that is being used there?

Dan Marinangeli — EVP & CFO

     That’s where people are missing out. There’s some shares that are going out between now and close relating to the BostonFed deal. And there are some options outstanding that will be converted between now and close. The exact share count is difficult to determine at this time, but we’re using a share count of about 183 million or 185 million shares. So simply take 51 percent of that times $40, and you get your $3.7 billion to $3.8 billion U.S.

James Ackor — RBC Capital Markets — Analyst

     Okay, you guys are using 185 million shares. That’s where I’m off base. Okay, terrific. Thanks very much.

Operator

     Laurie Hunsicker from FBR.

Ryan Kelley — FBR — Analyst

     Actually, it’s Ryan Kelley from FBR. Congratulations, Ed and Bill, and everyone else there. It’s a very nice transaction. Bill, if you could go a little bit more into what you’re thinking now on the M&A front, maybe a little bit more into your thoughts on New York City and potentially more into Boston, and maybe also talk on what your new sort of comfort level with the size of the deal would be going forward?

Bill Ryan — Banknorth Group — Chairman, President & CEO

     I really can’t get very specific, Ryan. I know where you’re trying to go there, but I can’t go there. It’s a good try, but again, I think I’ve been very consistent in saying where we have to go from a geographic standpoint. So I think I will just reiterate, it’s Massachusetts and Connecticut to get our market shares from 6 percent to a double-digit number. And then at some forward look down into the metropolitan New York area, which I would include would be New York, New Jersey, and Pennsylvania, and I don’t think that changes things.

     I’ve always said our sweet spot is $1 billion to $3 billion. I’ve been quoted on that. We have done acquisitions as large as $45 billion; we haven’t done anything bigger. Certainly, I think it’s fair to say, and maybe Ed wants to comment because he and I have talked about this. With the size of our company, I am not so sure there is any acquisition we shouldn’t look at in the future, and let me leave it at that.

Ed Clark — TD Bank — President & CEO

     I agree.

Ryan Kelley — FBR — Analyst

     And then just some on the mechanics of the transaction. Is there a potential, the 51 percent that TD is going to be buying of Banknorth, is there a potential between now and close for some of that to be purchased in the open market as well at lower levels?

Ed Clark — TD Bank — President & CEO

     No, I don’t think we’d be doing that.

Ryan Kelley — FBR — Analyst

     Great, and then just a little bit more on, you mentioned some particulars on potential future share repurchases. Bill, can you go a little bit more into what you’re thinking these days in repurchase of your own shares?

Bill Ryan — Banknorth Group — Chairman, President & CEO

     Well, there’s not much I can tell you. We’ve had a history of repurchasing our shares over the last several years. The history is obvious, and we’ve always been there to do that. We have not done it in the last year, because our capital we wanted to use to acquire companies. I assume over the next few years our history will continue, and at appropriate times we will continue to be aggressive in acquiring our shares back. But, you know, we will do that at the time when we think shareholder value can be created. There is no plan in place, but certainly our history probably tells you where we will be going in the future.

Ryan Kelley — FBR — Analyst

     Great, thanks. Congratulations.

Operator

     Mark Lynch from Wellington Management Co.

Mark Lynch — Wellington Management — Analyst

     My questions have been answered. Just wanted to congratulate Bill on a fine job done over the last fifteen years, and we should have seen this coming when you signed Ray Bourque, I think.

Operator

     James Keating from RBC Capital Markets.

James Keating — RBC — Analyst

     We up here echo Mark’s sentiments entirely on the hockey analogy. I think for Dan, quick question on the regulatory capital outlook. Often with these transactions, and I think in your past transactions, Dan, you’ve had arrangements with the regulators to sort of walk them through where you expect to rebuild capital, too, and I see that going out the tangible common equity number is around 6.2 percent, if I’m reading that correctly, on slide 11, I think. Can you just describe in loose terms if you’ve had discussions with the regulator as to what threshold levels you’re looking for over the next couple of years post to closing on that front?

Dan Marinangeli — EVP & CFO

     Jamie, it is really not a huge issue with them. Keep in mind that the minimum requirements for capital are met by a large margin in this deal. Their concerns would obviously be corporate governance; how do we manage the consolidated risk of the entity. We will be going through that with them. They’ve raised no immediate important concerns along those lines. Our capital in this deal is well in excess of the kind of capital levels that we hit when we bought Canada Trust, so I don’t see that being an issue. We’ve got — U.S. raters have confirmed our rating, so we are pretty happy with the times zero capital levels.

James Keating — RBC — Analyst

     Terrific. Maybe one quick follow-up more qualitative will Bill perhaps. One of the temptations, I think this was alluded to earlier, is that the Canadians and others when they come into the U.S. look to try and push a more integrated banking approach to enhance the product offering, I guess, of the local player. And, in fact, it looks like, Bill, your company has been driving other products through. You’ve made a number of insurance acquisitions, you seem to have a wealth management operation, and a fair number of branches actually seem to be dedicated to some of these more integrated offerings.

Could you just describe to us from a balance perspective as you expand the company how important the integrated offering is in your view as a competitive advantage in the U.S. environment or whether you really have a, I guess as you may have mentioned before, some of this more plain vanilla bent as you go forward in terms of driving strategy? I’m curious as to whether scale or product offering is of interest to you and how you rank them.

Bill Ryan — Banknorth Group — Chairman, President & CEO

     I have great respect for TD and what they’ve accomplished, and I want to take advantage of that in any way we can to move our bank forward. I think there will be a number of products and services, and Ed has said to me, whatever you need, Bill, please come up and we’ll give it to you to move forward. I think a bank like ours at $30 billion being part of a $224 billion company, how lucky we are to have that ability to do that. I think we are very competitive and successful on our own, so there is not an enormous need for me to rush up tomorrow and do things that will keep us going. I think in the next year or two, though, we will take full advantage of all of the great things that TD has done. Specifically, I don’t have anything in mind today that we are going to do day one, but I know by the time day one comes early next year, we will have a number of initiatives that we will put in place to take advantage of our parent company.

     So, again, I think the most obvious thing that TD can do for us is give us the capital to expand the company and continue the acquisition strategy we’ve had. Then it also will be the integration of looking at the products and services that they have and that we have so we take full advantage of that. And those are the two things that I’m going to concentrate on trying to put in place over the next few years.

Operator

     Kevin Timmons from CL King.

Kevin Timmons — CL King — Analyst

     Most of my questions were answered. I still want to understand a couple things, though. The five Board members, is that in addition to the current fourteen or is that replacing some of the fourteen?

Bill Ryan — Banknorth Group — Chairman, President & CEO

     The five Board members would be in addition to our present fourteen.

Kevin Timmons — CL King — Analyst

     Okay, and the breakup fee, that’s $150 million payable from the Banknorth side to the TD side. Is there any other breakup fee if TD for some reason, and obviously this isn’t likely, doesn’t close the deal?

Ed Clark — TD Bank — President & CEO

     We are going to close this deal and we’re not going to get the break fee, so we didn’t spend a lot of time on that issue.

Kevin Timmons — CL King — Analyst

     Well, that’s what I assume, but if the shareholders of Banknorth were to some reason not vote to approve this, is the breakup fee still payable at that point?

Ed Clark — TD Bank — President & CEO

     There is actually — there is a small fee that basically pays our expenses, I think, if the shareholders turn it down.

Operator

     Rob Wessel from National Bank Financial.

Rob Wessel — National Bank Financial — Analyst

     I have one — three quick questions, the first one to Ed. Does this mean — should we draw from this that the probability of something ultimately coming down the line with respect to consolidation on the other side of your U.S. operations, which is the discount broker side, that you probably more or less made a choice? I mean, you have allocated quite a bit of your excess common equity to this acquisition. So unless you did something with shares with one of your competitors, then probably this is the route you’ve chosen for now?

Ed Clark — TD Bank — President & CEO

     No, I am trying to be explicit in saying absolutely no, that would be a wrong interpretation. I think if you look at the cost synergies that are available or were available to us in the E*Trade deal — as you know, the E*Trade deal was a spectacular deal for our shareholders and a spectacular deal for the E*Trade shareholders. But we were not prepared to enter into corporate governance arrangements that the management team of E*Trade wanted. But other than that, it was spectacular economics. So I think there are very good economics and consolidation in that industry, and we would obviously find the capital to do a deal if such a deal became available to us.

Rob Wessel — National Bank Financial — Analyst

     Two sort of combined questions on the financials. Can you discuss, I know you have assumed no synergies but could you discuss, because I gather you probably have given some thought to what they might be. Can you discuss what potential synergies you would consider or you think might come about and perhaps in order of magnitude? And then as part of that, can you also give us an idea as to sort of what sort of impact you think this will have on your return on invested capital as you disclose it?

Dan Marinangeli — TD Bank — CFO & EVP

     Rob, we – again, it is difficult to model synergies when you haven’t actually got them in your hand. We’ve mentioned what they could be. I think if you wanted to look at something from a quantitative perspective, it might be something like mid-single digits on expenses. That might be reasonable. If you model that, it would have an impact of course of the IRR and the accretion. Again we haven’t done the work required to verify that assumption, so we haven’t included it in our models. Your other question?

Rob Wessel — National Bank Financial — Analyst

     Order of magnitude on the decline, if there is one.

Dan Marinangeli — EVP & CFO
It is going to have a weighted average reduction in our return on invested capital in the 1.5 percent range. It is simple to calculate. It is a $5 billion investment at 6 percent versus the investment that we have now at the rate we are earning now.

Rob Wessel — National Bank Financial — Analyst

     Great. Thank you.

Ed Clark — TD Bank — President & CEO

     There’s another question from the floor.

Ian deVerteuil — BMO Nesbitt Burns — Analyst

     It’s a question for Ed. It’s a very macro question. I think when you’ve talked here about an IRR of about 10 percent and sort of a cash on cash going in, it’s lower than that. Certainly congrats for not using the jiggery pokery, smoke and mirrors and come up with a 15 percent IRR that everybody says they make on every single U.S. acquisition they have ever done, so these numbers look realistic. But I guess one of the things that shareholders could ask you is, why is this a good use of your money, or use of their money, as opposed to giving it back? We were struck yesterday, there was another bank that swore off ever doing anything in the U.S. ever and is going to give all the money back. Can you articulate what — how you see that?

Ed Clark — TD Bank — President & CEO

     I think that is the core fundamental issue and probably an issue that I’ve spent more time thinking about than any other issue. I’m not sure my answer will show that I can articulate what I’ve thought as well, given how much of time I’ve spent on it.

I think fundamentally when you’re running a business you have to ask yourself that question. And I would say that all CEOs of Canadian banks would say, if they were confident that they could reallocate capital in the way that we are doing in this deal, they would offer a deal like this. Because I think if you follow purely a strategy that says, I am what I will always be, and I’m simply going to mind that entity and take out all the cash I can and give it back to the shareholders, I think evidence shows that in the end the market looks at that and says those growth strategies that are embedded in your existing operations will eventually run out, and therefore the long-term potential growth in this entity will shrink away.

And so all we are really doing today is more visibly doing what actually, if you looked inside the corporation, we are doing in every single business we have. We’ve talked in TDCT of how we have mature businesses that we are extremely tough on costs on. When we come to the numbers later on today, we will take you through what our costs would be ex the acquisitions, ex some of our growth business. So we are extremely tough on cost. We’ve been extremely tough on capital allocation in TD Securities, but then what we do is we then invest that excess capital and that energy in finding growth businesses.

So today in TDCT we are getting great growth because our insurance operations are producing great growth, but three years ago if you had understood what we were doing, you would say, my God, why are you investing in this? This is low ROE activity, but the fact is we wouldn’t have the growth in TDCT today if three years ago we hadn’t invested.

So acquisitions in my view are simply more visible things of doing what any great management team does, which is work hard to grind out costs and find capital in existing businesses and redeploy it productively in growth businesses that often take you two or three years before they kick in and produce acceptable returns. I think the key issue, what clouds this discussion in Canada, isn’t that should you if you are a management team go and do that as an ongoing activity. It is more an issue of can you do it successfully as an activity, and there is a certain lack of confidence in Canada that we can go out of our Canadian environment and successfully operate in the United States.

I think in our case, in the TD, that they bought Waterhouse and successfully executed that strategy. In the case of Canada Trust, we bought First Federal. We successfully executed that strategy. And that is why to me the issue fundamentally is, can I find a management team that I can bet my reputation on and the bank’s capital on to say, drive our U.S. strategy with our help, and I think in Bill Ryan and his team, that’s what we’ve done.

And so I think we can successfully redeploy capital. And I think over the long run if you look ahead five years or seven years and compare that strategy to a strategy where someone said, well I sat there and I just ground out every dollar of cash and gave it back to shareholders, the valuation of the TD Bank will be significantly higher than the person who chooses the strategy that says, I don’t know how to redeploy capital.

Back to the phone.

Operator

     Bruce Harting from Lehman Brothers.

Tom McGovern – Lehman Brothers

     Good morning. It’s Tom sitting in for Bruce. I just had a couple of questions, one for Bill. I was interested to know being that previously you had kind of set a very flexible timeframe for an expansion into New York and maybe also New York City, does this situation accelerate when you might start looking at doing some of that stuff?

Bill Ryan — Banknorth Group — Chairman, President & CEO

     I think it has the potential to accelerate us looking outside of New England and going into other areas. I certainly would not be able to think about it with our current capital base, and now I will be able to do that. So I think that is a good comment, and it probably will accelerate our growth.

Tom McGovern – Lehman Brothers

     The other question was, are there any additional terms that you could kind of fill us in on, what any potential timeframe there would be or conditions of TD acquiring the remaining stake in Banknorth?

Ed Clark — TD Bank — President & CEO

     I think there are — there is basically for the first two years we cannot acquire, take Banknorth private, unless the independent members of the Banknorth Board invite us to do that. After that period for the next three years, we require the support of the majority of the independent directors and a majority of the shareholders, and then after five years we require discussions with the Board and the support of the majority of the shareholders.

And then there is of ongoing right for us to participate in all capital issues so that we can play the role that we are supposed to play, which is come up with the capital. And we can either, through that mechanism or buying shares in the market, go up to 66 2/3 percent. In addition, there is a certain possibility of going up to 70 percent if in fact there is buybacks by the company that drive us to that number.

Tom McGovern – Lehman Brothers

     Okay, thanks a lot.

Operator

     Darko Mihelic from First Associates.

Darko Mihelic — First Associates — Analyst

     A couple of questions. Bill, you may mentioned your rationale for selling now was more or less tied to access to capital. Would that be a correct summary of why you are selling now?

Bill Ryan — Banknorth Group — Chairman, President & CEO

     I think it is a correct summary, yes.

Darko Mihelic — First Associates — Analyst

     Question for Ed. Given that you are acquiring a bank here that has grown through acquisition, it sounds like it wants to continue to grow by at least one to two banks a year. Are we not de facto sort of telling the TD shareholder that you can expect a lot more capital deployment into the U.S. for the foreseeable future along the retail commercial banking lines, and therefore TD Waterhouse would not be a main thrust of your strategy going forward?

Ed Clark — TD Bank — President & CEO

     No, I think we are saying the first half. I think clearly this bank gives us optionality that we didn’t have before, and I think running businesses is about getting your self optionality for growth. And so clearly it means we now open a second platform in the U.S., one that complements TD Waterhouse because I think one of the things we would like to do over time is access the Banknorth customer base to cross-sell them TD Waterhouse products. But clearly it opens up that possibility, but as I said earlier the economies of scale of consolidation and the discount brokerage space are such that the economics of those deals stand on their own. They are compelling.

The barriers to those deals are not economic barriers. They are to do with corporate governance issues and whether the existing players want to put the companies together or run them on their own. We are allowed to run our companies on our own. And so those have been the barriers to those deals. And we obviously, ourselves, are going to stay and have made a strategic determination that we would rather stay there on our own than do a deal that doesn’t meet our corporate governance needs.

Darko Mihelic — First Associates — Analyst

     I guess further to that, in recognizing that Banknorth is going to grow say one to two banks per year comfortably and perhaps the acquisitions get bigger, how much sort of looking over the shoulder will you do here? I mean, what is the process for TD sort of approving these deals? Can you picture a scenario where you are caught up in a due diligence for the next little while?

Ed Clark — TD Bank — President & CEO

I don’t think we are worried about the —

Bill Ryan — Banknorth Group — Chairman, President & CEO

     Let me try and answer that question. I think the process that Banknorth has had will be incorporated in the new board structure, so I don’t see any issues at all. I don’t see any delay in doing things. We will have the proper structure there with five members from TD coming on board. So I don’t see that slowing down the process at all. I think both of us are aware that the worst thing we wanted to do was put companies together that would slow down that process. I think we are in good shape, and the governance that is in place will allow us to continue to do it on a timely basis.

Ed Clark — TD Bank — President & CEO

     I guess what I would add is I have a very clear management style. There’s nothing subtle about it. And we’ve spent a lot of time upfront agreeing on what our strategy is, how we make decisions and then that let’s people have the autonomy to make decisions because they know exactly what the ground rules are. So we will go through quite clearly what the kind of economic parameters that we want to meet, and Bill is running this company and he’s going to run this company.

Darko Mihelic — First Associates — Analyst

     Thank you very much.

Operator

     Susan Cohen from Dundee Securities.

Susan Cohen — Dundee Securities — Analyst

     With respect to the integrated offering, is there a place here for TD Waterhouse to do certain operations with Banknorth?

Bill Ryan — Banknorth Group — Chairman, President & CEO

     I certainly hope so. Again, we haven’t had the time to spend yet but that is our plan to take advantage of these synergies. We’ll now spend the next few months trying to identify them, but without knowing anything, I’ll be out getting the people involved, I hope we can find a way to do that to some degree.

Susan Cohen — Dundee Securities — Analyst

     Thank you.

Ed Clark — TD Bank — President & CEO

     So I think our view is that his obviously strengthens TD Waterhouse.

Operator

     James Cole from AIC Limited.

James Cole — AIC — Analyst

     My question is for Ed. It’s actually a three-parter, but it relates to the same subject. The press release refers to the acquisition being immediately accretive to earnings. I just want to make sure that means accretive to TD’s 2005 estimated earnings per share in Canadian GAAP. In other words, does the accretion comment account for the increased TD share count and the conversion of Banknorth earnings to Canadian GAAP? And secondly, how much would Banknorth earnings change when converted to

Canadian GAAP? For example, quoting the Banknorth’s most recent 10-Q, just expensing stock options at fair value as required by Canadian GAAP would alone reduce its earnings by about five percent.

And finally, in terms of the trade-off between acquisitions and share repurchases, I don’t want to beat this to death because you’ve covered it in your response to Ian’s question a moment ago, but I think it is worthwhile putting some color on what we are talking about in terms of a quantum. Based on consensus 2005 earnings estimates with options expensed, TD is spending $5 billion Canadian to invest in Banknorth at more than 16 times earnings when it could invest the same amount in its own shares at about 11 times the earnings, or about 30 percent cheaper. So from where I sit the company is $1.5 billion in the hole, day one, and that is the kind of amount that has to be overcome through synergies, superior growth of Banknorth, whatever it might be, over time in order to make this a better proposition for the TD Bank shareholders. Perhaps you could comment on that quantum.

Ed Clark — TD Bank — President & CEO

     We absolutely agree with your arithmetic, and I think what we are saying is you don’t have to move the P/E of the TD Bank much. You don’t have to do much in terms of synergies and follow-on acquisitions to recover that billion and a half dollars, and we will do that.

James Cole — AIC — Analyst

     Thank you.

Dan Marinangeli — EVP & CFO

     First question. James, yes, that is the major difference between U.S. and Canadian GAAP in this case. We have modeled those increases in expenses in Banknorth’s business into our model, and we are still accretive after that adjustment is made.

Explanatory Note: Mr. Marinangeli’s response related to Mr. Cole’s question regarding the effect of “the increased TD share count and the conversion of Banknorth earnings to Canadian GAAP,” including Mr. Cole’s focus on “expensing [Banknorth’s] stock options at fair value as required by Canadian GAAP.” After making those adjustments, but before the amortization of intangible assets and the impact of transaction-related and restructuring expenses that would be required under Canadian GAAP, the transaction is expected to be accretive to TD’s earnings per share in fiscal years 2005 and 2006. However, after including the amortization of intangible assets and the impact of transaction-related and restructuring expenses, TD’s estimates as of August 2004 indicate that the transaction would be dilutive to TD’s earnings per share in fiscal year 2005 by C$0.06 and in fiscal year 2006 by C$0.01. More information on TD’s accretion/dilution projections is included in the combined registration statement on Form F-4 and S-4 containing a preliminary proxy statement/prospectus for the shareholders of Banknorth Group, Inc. filed by TD and Banknorth Group, Inc. with the Securities and Exchange Commission.

James Cole — AIC Limited — Analyst

     Thank you.

Operator

     Trevor Bateman with CIBC World Markets.

Trevor Bateman — CIBC World Markets — Analyst

     Just a couple of questions for Dan. With respect to the cash portion of the transaction price, how do you plan to fund that? To follow one to the earlier question on asset liability management, is TD extending any guarantees to Banknorth’s funding, the way it funds itself? Or is there any sort of a support agreement in place?

Dan Marinangeli — EVP & CFO

     On your first question, that is not a huge amount of funding for the TD Bank. The majority of it will come from normal wholesale funding sources. We will, in all likelihood, issue some subdebt and perhaps some tier 2A capital. We are well within the capability of the bank to do so. Your second question related to, again?

Trevor Bateman — CIBC World Markets — Analyst

     Just with respect to what Banknorth does in terms of funding in the U.S.

Dan Marinangeli — EVP & CFO

     We haven’t talked about any support agreements from the bank down to Banknorth. I’m not sure it’s necessary. I think the U.S. raiders that we have talked to recently view the transaction as a positive thing for Banknorth and I don’t see any obvious need for the bank to get involved.

Trevor Bateman — CIBC World Markets — Analyst

     Thank you.

Operator

     Nick Celili from Bimcor.

Nick Celili — Bimcor — Analyst

     My questions have been answered. Thank you.

Operator

     Rafael Bello from Citigroup.

Rafael Bello — Citigroup — Analyst

     Thank you. A very quick question for Ed. Ed, I guess we assume that this is going to be, that Banknorth is going to be your platform for acquisitions in the U.S. What happens — is there any contractual agreement in the case that you want to acquire something, Banknorth doesn’t, and you go your own way?

Ed Clark — TD Bank — President & CEO

     I doubt that would happen. There are — we have contemplated the possibility that we would indirectly end up acquiring something. So to give you the obvious example, were there mergers in Canada, we could end up with two U.S. banking platforms. So the agreement provides for that, where obviously what we would do is likely merge the two entities. There is a whole set of procedures that would be involved in that to make sure that the minority shareholders are well protected. So this is going to be our platform, and if we weren’t confident that Bill and I would reach the same business conclusion on what makes business sense, I probably wouldn’t be doing the deal.

Rafael Bello — Citigroup — Analyst

     Thank you.

Operator

     Quentin Broad from CIBC World Markets.

Quentin Broad — CIBC World Markets — Analyst

     Good morning. Hopefully a couple of quick ones. Ed, in terms of how long you have been looking at the deal and what other geographies you might have been going after and perhaps why those didn’t pan out and this one does in the terms of the structure of the organization?

Ed Clark — TD Bank — President & CEO

     This is obviously the combination of a fairly extensive search that we went — for us has really been going on — For the last two years, we’ve been basically working at this to make sure that we got the right partner and the right location.

Quentin Broad — CIBC World Markets — Analyst

How many other properties would you have looked at roughly?

Ed Clark — TD Bank — President & CEO

     I’m not really going to get into the details of everything that we looked at, but let’s just say that I am quite confident that we got the prize in the United States in getting Banknorth.

Can I give the five-minute warning here because we are due to take a break here. We have to go down to our Board and then we’re going to resume the call for the earnings at 10:30 a.m. ET.

Operator

     Nancy Bush from NAB Research.

Nancy Bush — NAB Research — Analyst

     Bill, I guess I would have to ask the big question, why not just sell the bank outright? I would also ask, if there were other possible bidders who were contemplated, if there was any kind of bid process or if you just decided that this was the perfect partner?

Bill Ryan — Banknorth Group — Chairman, President & CEO

     I think we found the perfect partner. Selling the bank outright wasn’t really a strategy that we looked at. We think TD buying 51 percent shows a commitment to our company. It allows us to keep our stock and the cash of TD available to do other acquisitions. So we have that flexibility of still using Banknorth stock, TD Banknorth stock, and also cash, and that flexibility is very important to us. And sale of the bank outright, we still think the management and directors of Banknorth have the potential to run the company better than anybody else, and we wanted a partner who recognized that. We think we found the perfect partner.

Nancy Bush — NAB Research — Analyst

     I would just ask, the stock is — Bill your stock is down this morning. It’s down about 2 percent, $34 and change. And if I just add up the pieces here I come out with something closer to $37. So a fair amount of skepticism I think here. Is there anything they can be done in sort of the interim — maybe the long closing is a point of concern — to sort of give the market a little more confidence about what is sort of a hybrid deal and kind of a strange structure?

Bill Ryan — Banknorth Group — Chairman, President & CEO

     I think our job is to just communicate over the next few weeks with as many people as we can to share with them what the deal is, and I think we are planning to do that. I think when we do that, I think people will feel very comfortable with what we’ve put together. I think it is fair to say that Ed and I, neither one of us had to do anything. The only thing we wanted to do was a perfect fit, and we think we have that.

Nancy Bush — NAB Research — Analyst

     Thank you.

Operator

     Brett Patelsky from Tiedemann.

Brett Patelsky — Tiedemann — Analyst

     My question has been answered, thanks.

Operator

     David Bishop from Legg Mason.

David Bishop — Legg Mason — Analyst

     Most of my questions have been answered, but Bill a quick question for you. You have always been pretty forthcoming, pretty straightforward, to your credit, about the competitive environment out there, the prospects for your stand-alone organic growth prospects. Anything changing on that front that you’ve seen change recently that is, sort of, in your view, hastens the partnership we’ve seen announced today or anything on the competitive environment you can comment to that is —?

Bill Ryan — Banknorth Group — Chairman, President & CEO

     No. No change in the environment. Nothing hastened this process. This has been a long process for us, trying to get comfortable with what we consider a very good partner. So no, nothing has changed. In fact, if anything the continued consolidation in New England, we think, gives us even more potential over the next few years. So really no change at all. It has really been a factor of trying to find a partner who would allow us to get to the next level.

Ed Clark — TD Bank — President & CEO

     One more question.

Operator

     Jeff Hires from Third Point Management.

Jeff Hires — Third Point Management — Analyst

I have two questions, both of which are for Bill. Just following up on Nancy Bush’s question because I actually don’t think you answered it. The first question is, was this a competitive bidding process and did the Board solicit offers from other parties? The second question is, Bill, does this deal trigger any change in control provisions in your employment agreement? And if so, how much will those payments be?

Bill Ryan — Banknorth Group — Chairman, President & CEO

     You know, we’ve always been a prize to many people. We’ve talked over the years with many banks. We certainly thought we found the perfect partner. We had no reason to put the company out to bid. We think our process was very good in reviewing all the potential candidates. We just found the perfect partner. We found somebody that we thought would make this an excellent bank going forward.

The change of control provision, certainly if you talk personally to me, have been triggered from the standpoint of, I have a boss for the first time, other than the Board, in quite a few years, and I have put that off, and I will not be taking that money unless I stay at the company for a minimum of three years.

Jeff Hires — Third Point Management — Analyst

     Can you quantify how much that would be you’re putting off?

Bill Ryan — Banknorth Group — Chairman, President & CEO

     It is the standard change of control contract that exists for most CEO’s, which is three years of salary plus bonus.

Ed Clark — TD Bank — President & CEO

     I think it is probably easier for me to say, I think the management team of Banknorth have been extraordinary in recommitting themselves to the bank and putting their real personal dollars at risk, that these Banknorth shares will be worth even more because of this strategy. And so I think as people work their way through the compensation agreement they will be impressed that the management team has put it dollars where its mouth is.

Jeff Hires — Third Point Management — Analyst

     Great. Thank you.

Ed Clark — TD Bank — President & CEO

     Thank you very much.